January 14, 2009	FOIA Confidential Treatment of Limited Portions Requested by Human Genome Sciences, Inc., pursuant to Rule 83 (17 C.F.R. § 200.83)
VIA EDGAR, FACSIMILE AND U.S. MAIL (202) 772-9217
Mr. Jim Peklenk
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Dear Mr. Peklenk:
This letter is submitted on behalf of Human Genome Sciences, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Jim Rosenberg dated December 3, 2008 to H. Thomas Watkins, President and Chief Executive Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s filings.
Form 10-K for the Year Ended December 31, 2007
Item 1. Business
Strategic Collaborations, page 7
1.	For each agreement, disclose the following information, as applicable:
•	The amounts paid/received to date;

•	Revenue sharing and/or royalty provisions;

•	Aggregate potential payments;

•	Minimum purchase agreements;

•	Term and termination provisions; and

•	All other material terms.
If there are any written agreements, please file them as exhibits. Alternatively, provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.

Response: In the ordinary course of our business we collaborate with other parties with respect to research and development of new products. Accordingly, we view the collaboration agreements as a type of agreement that ordinarily accompanies the kind of business conducted by us, as described in Item 601(b)(10)(ii) of Regulation S-K. Additionally, collaboration agreements are very much a part of the ordinary course of business in our industry. The disclosure in the Strategic Collaborations section of the Form 10-K is presented to provide investors with information about our strategy for developing and commercializing products and insight into our business model. By disclosing the agreements in this section, we have not necessarily concluded that the agreement is material, which would require a description of the material terms of such agreement and filing the agreement as an exhibit. In addition to the agreements currently listed in this section, we have approximately twenty other licensing and collaboration agreements that are currently in effect and that are similar to the agreements listed in this section. We have concluded that many of the agreements discussed in this section are not material contracts on which we are substantially dependent because the contracts are for insignificant amounts and/or the product candidates subject to the agreements are at an early stage of development and the possibility of clinical or commercial success is uncertain.
In considering the materiality of each collaboration agreement for the applicability of the exhibit requirements under Item 601(b)(10)(ii)(B), we consider factors such as:
•	The stage of development of the product candidate;

•	The product candidate’s current or anticipated contribution to consolidated revenues and net income;

•	The amounts payable as royalties under the agreement;

•	Our rights under the collaboration agreement, including, but not limited to, our rights in the event of termination;

•	The circumstances under which the collaboration agreement can be terminated without our consent; and

•	The impact to our business in the event that the collaboration agreement is terminated or breached.
We do not consider collaboration agreements covering product candidates in the early to mid-stages of development (pre-clinical, Phase I and Phase II) as material because we have received little or no revenues and the timing and amount of any future revenue is unpredictable and uncertain. It will be several years before we can assess whether an early to mid-stage product collaboration will result in a commercially viable product with the potential to contribute to our revenues and net income.
Generally, our late stage development product candidates, which are those product candidates that we have prioritized to take through Phase III development and, ultimately, to commercialization, are material to our success and are publicly filed as exhibits to our Exchange Act reports. We have filed the collaboration agreements associated with two of our Phase III product candidates, Albuferon for hepatitis C and ABthrax for inhalation anthrax.
We have one other product candidate that has entered Phase III development, Lympostat-B. With respect to Lymphostat-B, we received a $24.0 million payment from GlaxoSmithKline (“GSK”) during the third quarter of 2006 as partial consideration for entering into a co-development and co-commercialization agreement and we are recognizing this payment as revenue ratably over the estimated development period ending in 2010. We are recognizing revenue of approximately $6.5 million per year as a result of this payment, which represented approximately 16% of our revenues for the fiscal year ended December 31, 2007. We expect the portion of this payment recognized in the current fiscal year to represent approximately 14% of our revenues for the fiscal year ending on December 31, 2008. The GSK LymphoStat-B agreement includes cost sharing provisions under which we and GSK share clinical development costs. In 2007, we recorded cost reimbursement from GSK of $39.3 million under this provision, which was reflected as a reduction in expenses. Please note that the 2006 co-development and co-commercialization agreement with GSK was a subsequent agreement based on provisions originally contained in a 1996 agreement between us and SmithKline Beecham Corporation.
During 2006 and 2007, the overwhelming majority of our revenues were the result of the collaboration agreement with Novartis International Pharmaceutical, Ltd. (“Novartis”) that we entered into during the second quarter of 2006. We received payments totaling $132.5 million under this agreement, including a $45.0 million up-front fee from Novartis upon the execution of the agreement. We are recognizing these payments as revenue ratably over the remaining clinical development period. Revenue recognized in 2007 was $28.0 million, which represented approximately 67% of our revenues for the year. The Novartis agreement includes cost sharing provisions under which we and Novartis share clinical development costs. In 2007, we recorded cost reimbursement from Novartis of $46.5 million under this provision, which was reflected as a reduction in expenses.
Because the Novartis agreement represented such a large portion of our revenues in 2006 and 2007, we concluded that the collaboration agreement with GlaxoSmithKline for Lymphostat-B, which entered Phase III trials in 2007 was not a material contract upon which we were materially dependent. However, the collaboration agreement for Lymphostat-B includes provisions for the reimbursement of development costs. These costs have been significant in 2008 as Lymphostat-B has progressed through Phase III. As a result of the combined effect of increased cost reimbursements, coupled with the revenue recognized from the Lymphostat-B agreement in 2008, we have concluded that this collaboration agreement should be filed pursuant to Item 601 of Regulation S-K. Therefore, we will file this agreement as an exhibit to our Annual Report on Form 10-K for the fiscal year ending on December 31, 2008. In addition, for the agreements related to Albuferon, LymphoStat-B and ABthrax, the disclosure in the Strategic Collaborations section of our 2008 Form 10-K will include the information requested in the bulleted list above, as applicable. We have included our proposed disclosure for these agreements in Exhibit A.
Darapladib, a GSK late stage development product, was discovered by GSK based on HGS technology and we will receive a 10% royalty on worldwide sales of darapladib if it is commercialized, and we have a 20% co-promotion option in North America and Europe, under which we would pay 20% of commercialization costs in exchange for 20% of darapladib profits. We are also entitled to receive a milestone payment if darapladib moves through clinical development into registration. The only payment we have received under the collaboration agreement for darapladib is a $1.0 million payment from GlaxoSmithKline in 2001. GlaxoSmithKline is controlling the development of darapladib and we do not have any involvement with the development or the ultimate commercialization decision. We have incurred no costs associated with darapladib, do not receive any cost reimbursements for darapladib and have not received any payments under this agreement during 2007 or 2008.
Another drug candidate that has contributed to our revenues is Syncria, a mid-stage drug candidate that we licensed to GSK in October 2004. We received an up-front license fee of $5.0 million in connection with Syncria, which is being recognized ratably over the estimated seven-year clinical development period. We are recognizing revenue of approximately $0.7 million per year as a result of this payment, which represented approximately 2% of our revenues for the fiscal year ended December 31, 2007. We expect the portion of this payment recognized in the current fiscal year to represent approximately 1% of our revenues for the fiscal year ending on December 31, 2008. We recognized milestones and other payments that we received under this agreement when the revenue was received and earned.
Because darapladib and Syncria do not contribute materially to our revenues or net income and are not otherwise material to our business, we concluded that these agreements do not satisfy the requirements of Item 601(b)(10)(ii) for filing as exhibits. We have also included Exhibit B in support of our conclusion that we are not substantially dependent on any of the agreements described in the Strategic Collaborations section that have not previously been filed as exhibits other than the collaboration agreement for Lymphostat-B. Exhibit B summarizes the amount of revenue recognized in the fiscal year ended December 31, 2007, with respect to each of the collaboration agreements, the development phase of the applicable product and certain additional information. Based on the insignificant amounts of revenue contributed to our total revenue by the product candidates covered by these agreements and the development phase of the applicable product, we concluded that our business is not substantially dependent on these agreements. Certain portions of Exhibit B have been redacted pursuant to a separate confidential treatment request made to the SEC’s Office of Freedom of Information and Privacy Act Operations under the SEC’s Rule 83.
We will continue to analyze all of our collaboration agreements using the criteria set forth above as the respective drug candidates move through the clinical trial process. In the future, we will file all agreements satisfying the criteria set forth above and meeting the requirements of Item 601(b)(10)(ii)(B) as exhibits to the appropriate Exchange Act report.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Item 1. Financial Statements
Notes to Consolidated Financial Statements
Note 5. Collaboration Agreements, License Agreement and U.S. Government Agreement
Collaboration Agreements with GSK, page 10
2.	Please disclose how you determined the fair value of, and accounted for, the reacquisition of the rights of the TRAIL receptor antibodies from GSK in return for the reduction in royalty payments due to you if Syncria is commercialized.
Response: We are currently developing certain monoclonal antibodies (“TRAIL receptor antibodies”) that are in clinical development and have not yet reached technological feasibility. GSK’s rights that were reacquired by us with respect to the TRAIL receptor antibodies relate to both GSK’s obligation to share equally in Phase 3 and beyond development costs for the TRAIL antibodies as well as its rights to share equally in the profits of any TRAIL product if and when it is successfully commercialized. We determined the fair value of such rights by estimating a probability-weighted net present value of the future cash stream of such rights. We believe that the fair value of the rights reacquired was at least equal to the estimated fair value of the royalty concession made on the product being developed by GSK (Syncria). We made no payment to GSK at the time of the rights reacquisition.
In accounting for the transaction, we considered various literature, including Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions (including various EITF interpretations) (“APB No. 29”), Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, SFAS No. 141, Business Combinations, SFAS No. 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, AICPA Audit and Accounting Practice Aid Series, Assets Acquired in a Business Combination to Be Used in Research and Development and FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. The transaction was accounted for in accordance with APB No. 29, as amended by SFAS No. 153 as a nonmonetary transaction. No gain or loss was recorded on the transaction. Both the TRAIL rights reacquired as well as the Syncria royalty concession relate to in-process research and development. For that reason, no assets or liabilities were recorded on the balance sheet as part of the transaction and the fair values of the exchange were recorded net ($0) in research and development costs and expenses on the consolidated statements of operations.
In future filings, in accordance with paragraph 28 of APB No. 29, we will include the following disclosure regarding this transaction:
During 2005, GSK exercised its option under an earlier collaboration agreement to develop and commercialize HGS-ETR1 jointly with the Company. During the year ended December 31, 2008, the Company reacquired GSK’s rights to TRAIL Receptor antibodies (including rights to HGS-ETR1 and HGS-ETR2) from GSK, in exchange for a reduction in potential future royalties due to the Company for a product currently being developed by GSK. The Company determined the fair value of the rights reacquired by estimating a probability-weighted net present value of the future cash stream of such rights. The transaction was accounted for in accordance with Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions, as amended by FASB No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. Both the rights reacquired and the royalty concessions related to in process research and development projects. Therefore, no assets or liabilities were recorded as part of this transaction and no gain or loss was recorded.
CoGenesys Agreement, page 11
3.	Please provide us the basis for your accounting recognition for the gain of $32.518 million on the sale of your equity investment in CoGenesys. Include references to the supporting authoritative literature used to reach your conclusion. Please also disclose any continuing involvement you have in the entity sold.
Response: The basis for our accounting recognition for the gain on the sale of this equity investment follows the accounting treatment of the equity investment. We accounted for our investment in CoGenesys under the cost method as the fair market value of the investment was not readily determinable and we could not exercise any significant influence over CoGenesys. We owned 14% of CoGenesys. Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (as amended) (“APB No. 18”), paragraph 17 states that an investor should follow the equity method of accounting if an investor’s investment “in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise influence may be indicated in several ways, such as representation on the board of directors, participation in policy making process, material intercompany transactions, interchange of managerial personnel, or technological dependency”. We did not have representation on the board of directors, we did not participate in policy making, we had no material intercompany transactions or technological dependency. APB No. 18, paragraph 17 continues to state that “an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated”. Accordingly, we believe that the cost method was the appropriate accounting method for our investment in CoGenesys.
Because no specific guidance exists on how to account for the sale of a cost method investment, the basis for our accounting recognition for the gain of $32.518 million on the sale of our equity investment in CoGenesys is found in APB No. 18. Per paragraph 19(f) of APB No. 18, “sales of stock of an investee by an investor should be accounted for as gains or losses equal to the difference at the time of sale between the selling price and carrying amount of the stock sold”. We believe this guidance is the most relevant guidance available and accordingly, recorded a gain on the sale of our investment representing the difference between the proceeds received and the carrying value of the investment as a gain.
Furthermore, we believe that an arms-length transaction occurred in 2008 and therefore we recorded a gain at the time of closing. The factors supporting the arms-length transaction include:
1.	We had no involvement in the negotiations between CoGenesys and Teva.

2.	The price paid by Teva was the same for all shareholders.

3.	We had no remaining equity interest in CoGenesys and have no equity interest in Teva, nor do we have any involvement that would enable us to exercise any influence on CoGenesys.
We have supplied limited amounts of raw materials or performed certain routine testing and have subleased an incidental amount of laboratory space under agreements that expire in 2009 and have been paid for these costs. We entered into a license agreement in 2006, as amended, that entitles us to potential royalties or other fees with respect to those products covered under the license agreement.
Note 9. Fair Value of Financial Instruments, page 13
The responses to comments 4 and 5 regarding Fair Value of Financial Instruments are below. In response to these comments we will prospectively amend our Fair Value of Financial Instruments disclosure as provided in Exhibit C. For your convenience, changes are indicated by underlining.
4.	In regards to the fair value of your investments please disclose the following:
a)	The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid); and

Response: According to SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), paragraphs 24 and 28, active markets are those in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Inactive markets are those in which there are few transactions for the asset, prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly. The types of assets that we hold are actively traded; there is sufficient frequency and volume to obtain pricing information on an ongoing basis.

b)	Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

Response: We do not hold auction rate securities, loans held for sale, mortgage-backed securities backed by sub-prime or Alt-A collateral or any other investments which require us to determine fair value using a discounted cash flow approach. Therefore, we do not need to adjust our analysis or change our assumptions specifically to factor illiquidity in the markets into our fair values.
5.	Describe in more detail the techniques and disclose the assumptions used to determine the fair value of investments. If you use brokers or pricing services to assist you in determining fair values, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:
a)	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

Response: We obtain information from independent third parties to help us determine the fair value of securities in Level 1 and Level 2 of the fair value hierarchy. These third parties utilize a variety of inputs to determine fair value including actual trade data, benchmark yield data, broker/dealer quotes, issuer spread data, and other reference information. This information is evaluated using a multidimensional pricing model. This model combines all inputs to arrive at the fair value assigned to each security. We review the values generated by this model for reasonableness. Our Level 1 cash is valued based on quoted prices from our custodians, and our U.S. Treasury securities are valued based on broker quotes. The value of Level 1 cash and securities totaled $62.3 million at September 30, 2008. Our Level 2 investments, which are government-sponsored enterprise securities, commercial paper, corporate bonds, asset-backed securities and mortgage-backed securities are valued using market inputs as described above. The value of these securities totaled $370.6 million at September 30, 2008.
b)	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

Response: We obtain a single quote or price per instrument from independent third parties to assist in establishing the fair value of our investments. We further analyze and research values generated via the independent third parties’ multidimensional pricing models to ensure their reasonableness, which could include reviewing other publicly available information.

c)	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

Response: To date, we have not experienced a situation where we have determined that an adjustment is required to a price or quote received from independent third party valuation sources. To the extent that we determine that a price or quote is inconsistent with actual trading activity observed in that investment or similar investments, we would attempt to obtain quotes from alternative sources to determine the proper value.

d)	The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

Response: The pricing service uses market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data when evaluating the fair value of a security. These are all observable inputs. For government-sponsored enterprise securities and mortgage-backed securities, they also consider monthly payment information, and for asset-backed securities, collateral performance is also an input. These inputs are used in evaluated pricing models that vary by asset class, and use available information such as benchmark curves, benchmarking of like securities and matrix pricing.

e)	Whether the broker quotes are binding or non-binding; and

Response: Broker quotes that are used in the third parties’ pricing models are generally non-binding. These non-binding broker quotes are not the only input used in determining fair value under the pricing models.

f)	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair

Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response: We evaluate the types of securities in our investment portfolios to determine the proper classification in the fair value hierarchy based on trading activity and the observability of market inputs. Securities whose pricing is determined from broker quotes or similar methods are classified as Level 1 assets and securities whose pricing is determined through use of multidimensional pricing models or similar methodologies are classified as Level 2 assets. We review the independent third party’s methodologies on an on-going basis to ensure that these classifications are reasonable.
In connection with these responses, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (301) 309-8504 with any questions or comments regarding this letter.
Respectfully submitted,

/s/ Timothy C. Barabe
Timothy C. Barabe
Senior Vice President and Chief Financial Officer

Exhibit A
Novartis
     Albuferon. In June 2006, we entered into an exclusive worldwide agreement with Novartis for the co-development and commercialization of Albuferon. Novartis is a global leader in the pharmaceutical industry and has demonstrated its commitment to leadership in infectious diseases. We and Novartis are working closely together to advance Albuferon to the market for use in the treatment of chronic hepatitis C. Under the agreement, we and Novartis will co-commercialize Albuferon in the United States, and will share clinical development costs, U.S. commercialization costs and U.S. profits equally. Novartis will be responsible for commercialization in the rest of the world and will pay us a royalty on those sales. We will have primary responsibility for the bulk manufacture of Albuferon, and Novartis will have primary responsibility for commercial manufacturing of the finished drug product. Clinical development, commercial milestone and other payments to HGS could total as much as $507.5 million. To date, we have received payments totaling $132.5 million under this agreement, including a $45.0 million up-front fee upon the execution of the agreement. We are recognizing these payments ratably over the remaining clinical development period and recognized revenues of $28.0 million in 2007 and $[     ] million in 2008. The Novartis agreement includes cost sharing provisions under which we and Novartis share clinical development costs. We recorded cost reimbursement from Novartis of $46.5 million in 2007 and $[     ] million in 2008 under this provision, which was reflected as a reduction in expenses. This agreement will terminate on the later of (i) the expiration of Novartis’ obligation to pay royalties under the agreement and (ii) the date that we and Novartis cease to co-promote Albuferon in the United States.
GlaxoSmithKline
     LymphoStat-B. In August 2006, we entered into an agreement with GSK for the co-development and commercialization of LymphoStat-B. GSK is a world leader that brings global pharmaceutical development and marketing capabilities to the LymphoStat-B program. Under the LymphoStat-B agreement, we and GSK will share Phase 3 and 4 development costs, sales and marketing expenses, and profits equally. We are conducting Phase 3 clinical trials with assistance from GSK, and will have primary responsibility for manufacturing. We have received an execution fee of $24.0 million under this agreement and we are recognizing this payment ratably over the estimated remaining development period. We recognized revenues of $6.5 million in 2007 and 2008. The GSK LymphoStat-B agreement includes cost sharing provisions under which we and GSK share clinical development costs. We recorded cost reimbursement from GSK of $39.3 million in 2007 and $[     ] million in 2008 under this provision, which was reflected as a reduction in expenses. This agreement will expire three years after the later of (i) the expiration of certain patent rights related to LymphoStat-B and (ii) a period of ten years after the first commercial sale of LymphoStat-B.
     ABthrax. In September 2005, we entered into a two-phase contract with the Biomedical Advanced Research and Development Authority (BARDA) of the U.S. Department of Health and Human Services (HHS) to supply ABthrax for inhalation anthrax. HHS is the lead agency for public health and medical response to manmade or natural disasters, including acts of bioterrorism. Under the first phase of the contract, we supplied ten grams of ABthrax to HHS for comparative in vitro and in vivo testing. In June 2006, under the second phase of the contract, the U.S. Government exercised its option to purchase treatment courses of ABthrax for the U.S. Strategic National Stockpile. Under the contract we agreed to manufacture and deliver 20,001 treatment courses to the U.S. Strategic National Stockpile, which we expect to begin in 2009. We expect to recognize approximately $165.0 million from this contract, with approximately [     ]% of the total value in 2009, as we begin to deliver ABthrax. HGS has received approximately $[     ] million under this agreement. The agreement can be terminated by the U.S. Government if it determines that a termination is in its interest.

Confidential Treatment of Limited Portions
Requested by Human Genome Sciences, Inc., pursuant to Rule 83
Human Genome Sciences, Inc.
SEC Comment Letter Response
Exhibit B

			2007		2007					AGGREGATE			AGGREGATE
			REVENUE		REVENUE	AMOUNT PAID BY		AMOUNT RECEIVED BY		POTENTIAL PAYMENTS			POTENTIAL PAYMENTS
STRATEGIC		DEVELOPMENT	RECOGNIZED		AS % OF	HGS THROUGH 9/08		HGS THROUGH 9/08		BY HGS TO PARTNER			BY PARTNER TO HGS
COLLABORATION	DATE OF AGREEMENT	PHASE OF PRODUCT	(in 000s)		TOTAL	(in 000s)		(in 000s)		(in 000s)(A)			(in 000s)(A)
Filed or to be filed with the SEC
Novartis	6/5/2006	Phase 3	$28,039		67%	$-		$233,957	(B)		$-			$507,500	(C)
ABthrax	9/23/2005	Phase 3 (equivalent)	$-			$-		$1,797			$-			$166,797
GlaxoSmithKline (GSK) — LymphoStat-B	8/1/2006	Phase 3	$6,545		16%	$-		$110,353	(B)		$-			$24,000	(C)
Not filed with the SEC
GSK — TRAIL* (D)	6/28/1996	N/A	N/A		N/A	N/A		N/A			N/A			N/A
GSK — Darapladib*	6/28/1996	Phase 3	$-			$-		$1,000			$-		$	[***]
GSK — GSK649868*	6/28/1996	Phase 2 (on hold)	$-			$-		$1,000			$-		$	[***]
GSK — Syncria	10/4/2004	Phase 2	$741		2%	$-		$24,000	(E)		$-		$	[***]
Aegera	12/19/2007	Phase 1	$-			$26,854	(F)	$-			$314,000	(F)		$—
CoGenesys	6/6/2006 amended 11/28/07	Multiple early-stage clinical products	$2,898	(G)	7%	$-		$1,154			$-		$	[***]	(I)
Takeda	6/12/1995	No product currently under development	$400		1%	$-		$5,000			$-		$	[***]	(J)
Kirin (H)	10/28/2001	N/A	N/A		N/A	N/A		N/A			N/A			N/A
diaDexus	7/24/1997	Multiple diagnostics	$138		< 1%	$-		$378			$-			$—
diaDexus	10/10/2003	Phase 2	$-			$500		$-		$	[***]	(J)		$—
Amgen	12/14/2005	Preclinical	$150		< 1%	$-		$950			$-		$	[***]	(J)
Genentech	8/4/2003	Preclinical	$50		< 1%	$-		$1,150			$-		$	[***]	(J)
Abgenix	11/30/1999 & Amended 7/18/2001	Phase 1	$-			$500		$-		$	[***]	(J)		$—
Cambridge Antibody Technology (1999 Agreement)	8/9/1999	Technology-based; applicable to LSB (Phase 3)	$-			$3,750		$-		$	[***]	(J)		$—

[***]	CONFIDENTIAL TREATMENT REQUESTED BY HUMAN GENOME SCIENCES, INC., PURSUANT TO RULE 83.

Confidential Treatment of Limited Portions
Requested by Human Genome Sciences, Inc., pursuant to Rule 83
Human Genome Sciences, Inc.
SEC Comment Letter Response
Exhibit B

			2007	2007			AGGREGATE			AGGREGATE
			REVENUE	REVENUE	AMOUNT PAID BY	AMOUNT RECEIVED BY	POTENTIAL PAYMENTS			POTENTIAL PAYMENTS
STRATEGIC		DEVELOPMENT	RECOGNIZED	AS % OF	HGS THROUGH 9/08	HGS THROUGH 9/08	BY HGS TO PARTNER			BY PARTNER TO HGS
COLLABORATION	DATE OF AGREEMENT	PHASE OF PRODUCT	(in 000s)	TOTAL	(in 000s)	(in 000s)	(in 000s)(A)			(in 000s)(A)
Cambridge Antibody Technology (2000 Agreement)	2/29/2000	Technology-based; applicable to ABthrax (Phase 3 equivalent) and TRAIL (Phase 2)	$-		$16,500	$-	$	[***]	(J)	$[***]	(J)

*	These products are covered by the 1993 Agreement, as amended in 1996

(A)	Amounts include development and commercial milestones, but exclude royalties or profit sharing as the amounts cannot be determined at this time.

(B)	Includes amount received or accrued under cost sharing provisions of the agreement.

(C)	Amount excludes reimbursement received under cost sharing provisions of the agreement.

(D)	Agreement terminated with respect to this product during 2008, therefore information requested is not applicable.

(E)	Includes up-front license fee of $5.0 million and other milestones payments received and recognized in years prior to 2007.

(F)	Amount includes $5.0 million equity investment, which represents less than 5% ownership in Aegera Therapeutics, Inc.

(G)	Amount includes non-cash recognized revenue.

(H)	Agreement terminated during 2008, therefore information requested is not applicable.

(I)	[***]

(J)	Represents aggregate amount payable by a party with respect to one product candidate. Actual number of product candidates, if any, cannot be determined at this time.

[***]	CONFIDENTIAL TREATMENT REQUESTED BY HUMAN GENOME SCIENCES, INC., PURSUANT TO RULE 83.

Exhibit C
Note [  ]. Fair Value of Financial Instruments
Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), for financial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This standard does not apply to measurements related to share-based payments.
SFAS No. 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:
Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.
Active markets are those in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Inactive markets are those in which there are few transactions for the asset, prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly. With regard to the Company’s financial assets subject to fair value measurements, the Company believes that all of the assets it holds are actively traded because there is sufficient frequency and volume to obtain pricing information on an ongoing basis.
The Company’s financial assets subject to fair value measurements and the necessary disclosures are as follows:

	Fair Value	Fair Value Measurements as of December 31, 2008
	as of	Using Fair Value Hierarchy
Description	December 31, 2008	Level 1	Level 2	Level 3
Cash and cash equivalents	$ [ ]	$ [ ]	$ [ ]	$ [ ]
Short-term investments.	[ ]	[ ]	[ ]	[ ]
Marketable securities.	[ ]	[ ]	[ ]	[ ]
Restricted investments.	[ ]	[ ]	[ ]	[ ]

Total.	$[ ]	$[ ]	$[ ]	$[ ]

The Company evaluates the types of securities in its investment portfolios to determine the proper classification in the fair value hierarchy based on trading activity and the observability of market inputs. The Company’s Level 1 assets include cash, money market instruments and U.S. Treasury securities. Level 2 assets include government-sponsored enterprise securities, commercial paper, corporate bonds, asset-backed securities, and mortgage-backed securities. The Company’s privately-held equity investment is carried at cost and not included in the table above, and is reviewed for impairment at each reporting date.
The Company generally obtains a single quote or price per instrument from independent third parties to help it determine the fair value of securities in Level 1 and Level 2 of the fair value hierarchy. The Company’s Level 1 cash and money market instruments are valued based on quoted prices from third parties, and the Company’s Level 1 U.S. Treasury securities are valued based on broker quotes. The Company’s Level 2 assets are valued using a multi-dimensional pricing model that includes a variety of inputs including actual trade data, benchmark yield data, non-binding broker/dealer quotes, issuer spread data, monthly payment information, collateral performance and other reference information. These are all observable inputs. The Company reviews the values generated by the multi-dimensional pricing model for reasonableness, which could include reviewing other publicly available information.
The Company does not hold auction rate securities, loans held for sale, mortgage-backed securities backed by sub-prime or Alt-A collateral or any other investments which require the Company to determine fair value using a discounted cash flow approach. Therefore, the Company does not need to adjust its analysis or change its assumptions specifically to factor illiquidity in the markets into its fair values.
The fair value of the Company’s convertible debt is based on quoted market prices. The quoted market prices of the Company’s convertible debt decreased to approximately $[ ] as of December 31, 2008 from $465,000 as of December 31, 2007. The Company evaluated its incremental borrowing rate as of December 31, 2008 based on the current interest rate environment and the Company’s credit risk. The fair value of the BioMed lease financing approximates the carrying amount of $[ ] as of December 31, 2008, 2008 based on a discounted cash flow analysis, given that the Company’s incremental borrowing rate has not changed materially since inception of the debt.